UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
AXALTA COATING SYSTEMS LTD.
(Exact name of registrant as specified in its charter)

Bermuda	001-36733	98-1073028
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

50 Applied Bank Blvd, Suite 300 Glen Mills, Pennsylvania 19342
(Address of principal executive offices)

Brian A. Berube
Senior Vice President, General Counsel and Corporate Secretary
(855) 547-1461
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Materials Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This Form SD of Axalta Coating Systems Ltd. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2022.
The description of our reasonable country of origin inquiry (“RCOI”), the results of our RCOI, and the determination we reached because of our RCOI is included in our Conflict Minerals Report, which is attached as Exhibit 1.01 to this Form SD and is publicly available on our website at: http://ir.axalta.com/investors/sec-filings/default.aspx.
We have also posted our Conflict Minerals Policy at: https://www.axalta.com/corporate/en_US/sustainability/human-rights.html.
The information on our website is not, and should not be deemed to be, a part of this Form SD, or incorporated into any other filings we make with the Securities and Exchange Commission.
Item 1.02 Exhibit
A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.
Section 2 - Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 - Exhibits
Item 3.01 Exhibits
The following exhibit is filed as part of this report:

Exhibit number	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AXALTA COATING SYSTEMS LTD.

Date:	May 31, 2023	By:	/s/ Brian A. Berube
Brian A. Berube
Senior Vice President, General Counsel and Corporate Secretary